Exhibit 99.1

IGT's Gaming and Digital Business and Everi to Be Acquired Simultaneously by Apollo Funds in All-Cash Transaction

Companies to Move Forward Under Private Ownership

Everi Stockholders to Receive $14.25 Per Share in Cash, Representing a Significant Premium for Stockholders; IGT to Receive $4.05 Billion of Gross Cash Proceeds

LONDON and LAS VEGAS, July 26, 2024 -- International Game Technology PLC (NYSE: IGT) ("IGT") and Everi Holdings Inc. (NYSE: EVRI) ("Everi") today announced that they have entered into definitive agreements whereby IGT’s Gaming & Digital business (“IGT Gaming”) and Everi will be simultaneously acquired by a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (“Apollo”) (the “Apollo Funds”) in an all-cash transaction that values the acquired businesses at approximately $6.3 billion on a combined basis.

On February 29, 2024, IGT and Everi announced that they had entered into definitive agreements pursuant to which IGT would separate the IGT Gaming business by way of a taxable spin-off to IGT shareholders and then immediately combine such business with Everi. Under the terms of the new agreements, the Apollo Funds will acquire IGT Gaming and Everi. Following closing, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise.

Under the terms of the new agreements, Everi stockholders will receive $14.25 per share in cash,  representing a 56% premium over Everi’s closing share price on July 25, 2024. IGT will receive $4.05 billion of gross cash proceeds for IGT Gaming. IGT expects significant portions of the cash proceeds to be used to repay debt and to be returned to shareholders.

De Agostini S.p.A., a società per azioni organized under the laws of Italy, the majority shareholder of IGT, has committed to make a minority equity investment in the combined enterprise at the closing of the transaction.

Upon completion of the sale of IGT Gaming to the Apollo Funds, IGT will change its name and stock ticker symbol, becoming a premier pure play lottery business.

The transaction with the Apollo Funds has been unanimously approved by a special committee of the IGT Board of Directors and unanimously approved by all members of the Everi Board of Directors, and the previous transaction agreements between IGT and Everi entered into on February 28, 2024 have been terminated.

Vince Sadusky, IGT PLC CEO, said, “Our new agreement represents a positive evolution of our previously announced transaction with Everi and a successful culmination of the strategic review process that IGT launched last year. With the Apollo Funds, we have found a partner that recognizes the strength of IGT Gaming, the value of our talent and our position in the industry. This transaction will allow IGT Gaming to continue to invest in and enhance its growing core segments while providing customers with a more comprehensive portfolio of offerings. After the closing of this transaction, IGT’s shareholders will continue to own one hundred percent of IGT’s Global Lottery business, which will be positioned for long- term success as a pure-play global lottery player with a more focused, compelling business model and optimized capital structure to drive long-term shareholder value.”

Randy Taylor, Everi President and CEO, added, “We believe this transaction maintains the integrity and strong strategic rationale of our original agreement with IGT, but now also provides significant and certain value to our stockholders as we move forward with the Apollo Funds as our partner. By joining forces with IGT Gaming, we expect to continue to lead, innovate, and provide unparalleled value to our customers as a stronger player in the global gaming, FinTech, and digital industry. Apollo is a respected investment firm with a strong track record in the gaming sector, and they recognize the value of our business and see significant potential in bringing IGT Gaming and Everi together. Under private ownership, we believe we will be better positioned to accelerate the integration of our two organizations for the benefit of our customers and employees.”

Daniel Cohen, Partner at Apollo, stated, “We are excited to reach this agreement with IGT and Everi, which establishes a leading, diversified solutions provider that is well positioned across the entire gaming ecosystem. As an active investor in the gaming and leisure sector for many years, we have long admired both companies and their highly talented teams. We strongly believe in the value proposition of the combination and are confident these complementary gaming platforms will be even better positioned under private ownership to capture the opportunities ahead to grow and create value. We look forward to working in partnership with all the people at IGT Gaming and Everi to propel the combined enterprise forward.”

Apollo has a strong track record of successful current and former investments across leisure, including in the gaming and entertainment sectors.

Leadership, Governance & Structure

IGT PLC CEO Vince Sadusky will oversee the separation of IGT Gaming and support the transition through transaction completion. Post-closing, Mr. Sadusky will continue in his role, leading the lottery- focused company under its new name and stock ticker symbol. Following the acquisitions of IGT Gaming and Everi by the Apollo Funds, current IGT EVP Strategy and Corporate Development, Fabio Celadon, will serve as CFO, and current Everi CFO, Mark Labay, will assume the role of Chief Integration Officer, of the combined enterprise. The newly formed combined enterprise will be headquartered in Las Vegas.

In addition, upon closing of the transaction, the shares of common stock, par value $0.001 per share, of Everi will be delisted from the New York Stock Exchange.

Approvals and Timing

The acquisitions of IGT Gaming and Everi by the Apollo Funds are cross-conditioned. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders, and is expected to be completed by the end of the third quarter of 2025. IGT shareholder approval is not required for the transaction.

Upcoming Second Quarter 2024 Earnings Results

IGT will release its second quarter 2024 financial results and hold its earnings conference call as planned on July 30, 2024 at 8:00 a.m. ET.

Everi will release its second quarter 2024 financial results no later than August 9, 2024. In light of this transaction with Apollo, Everi will not host an earnings conference call.

Advisors

Macquarie Capital, Deutsche Bank, and Mediobanca are serving as financial advisors to IGT, and Sidley Austin LLP, White & Case LLP and Wachtell, Lipton, Rosen & Katz are serving as legal counsel to IGT.

Global Leisure Partners LLC is serving as the exclusive financial advisor to Everi, and Houlihan Lokey provided additional financial advice to Everi’s Board of Directors. Pillsbury Winthrop Shaw Pittman LLP is serving as legal counsel to Everi.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to the Apollo Funds.

Deutsche Bank and Macquarie Capital are providing financing commitments for the transaction.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated businesses, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com.

About Everi

Everi's mission is to lead the gaming industry through the power of people, imagination, and technology. As one of the largest suppliers of technology solutions for the casino floor that also has an expanding focus in adjacent industries, our commitment is to continually develop products and services that provide gaming entertainment, improve our customers' patron engagement, and help our customers operate their businesses more efficiently. We develop entertaining game content, gaming machines, and gaming systems to serve our land-based, iGaming and bingo operators. Everi is a leading innovator and provider of trusted financial technology solutions that power casino floors, improve casinos' operational efficiencies, and fulfill regulatory compliance requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that drive increased patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries. For more information, please visit www.everi.com.

About Apollo

Apollo is a high-growth, global alternative asset manager. In our asset management business, we seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade to private equity with a focus on three investing strategies: yield, hybrid, and equity. For more than three decades, our investing expertise across our fully integrated platform has served the financial return needs of our clients and provided businesses with innovative capital solutions for growth. Through Athene, our retirement services business, we specialize in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Our patient, creative, and knowledgeable approach to investing aligns our clients, businesses we invest in, our employees, and the communities we impact, to expand opportunity and achieve positive outcomes. As of March 31, 2024, Apollo had approximately $671 billion of assets under management. To learn more, please visit www.apollo.com.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Everi will file relevant materials with the Securities and Exchange Commission (“SEC”), including Everi’s proxy statement on Schedule 14A (the “Proxy Statement”). This press release is not a substitute for the Proxy Statement or any other document that Everi may file with the SEC or send to its stockholders in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of such documents (when available) through the website maintained by the SEC at http://www.sec.gov, or by visiting Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113.

Participants in the Solicitation of Proxies

Everi and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of Everi is set forth in (i) Everi’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Three Class I Directors” (including “Board and Corporate Governance Matters,” “Certain Relationships and Related Transactions,” and “Executive Officers”), and “Proposal 3: Approval of the Everi Holdings Inc. Amended and Restated 2014 Equity Incentive Plan” (including “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” “Pay Ratio,” and “Pay Versus Performance,” which was filed with the SEC on April 19, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001318568/000131856824000035/evri- 20240419.htm, (ii) Everi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers, and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 29, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001318568/000131856824000009/evri- 20231231.htm, and (iii) to the extent holdings of Everi securities by its directors or executive officers have changed since the amounts set forth in Everi’s proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001318568&entityName=Everi%2520Holdings%2520Inc.%2520(EVRI)%2520(CIK%25200001 318568).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Everi will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, related to IGT and Everi, and the Proposed Transaction. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of IGT and Everi. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “intend,” “may,” “plan,” “project,” “should,” “will,” and “would” and the negative of these terms or other similar expressions. Forward-looking statements in this press release include, among other things, statements about the potential benefits of the Proposed Transaction, including future plans, objectives, expectations, and intentions; the anticipated timing of completing the Proposed Transaction; and the expected use of cash proceeds from the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT or Everi expects or anticipates will occur in the future — including statements relating to creating value for shareholders and stockholders, benefits of the Proposed Transaction and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction; the ability to retain and hire key personnel; negative effects of the announcement or failure to consummate the Proposed Transaction on the market price of IGT’s ordinary shares and Everi’s common stock and on IGT’s and Everi’s operating results; the occurrence of any event, change or other circumstances that could give rise to the termination of the separation and sale agreement or the merger agreement relating to the Proposed Transaction; significant transaction costs, fees, expenses and charges; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction and the diversion of the attention of the management teams of IGT and Everi from their respective ongoing businesses); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industries; dependence on significant licensing arrangements, customers, or other third parties; risks related to the financing of the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that IGT and Everi cannot control; regulation and litigation matters relating to the Proposed Transaction; unanticipated adverse effects or liabilities from business divestitures; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Reports on Form 6-K, and those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q.

A further description of risks and uncertainties relating to IGT can be found in its most recent Annual Report on Form 20-F and Reports on Form 6-K, and relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

There can be no assurance that the Proposed Transaction will in fact be consummated. If the Proposed Transaction is consummated, Everi’s stockholders will cease to have any equity interest in Everi and will have no right to participate in its earnings and future growth. Everi cautions investors not to unduly rely on any forward-looking statements, which speak only as of the date thereof. Neither IGT nor Everi intends to update or revise any forward-looking statements as a result of new information or future events or developments, except as required by law.

Contacts

For IGT

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside

U.S./Canada +1 (401) 392-7452

Francesco Luti, Italian media inquiries, +39 06 5189 9184

James Hurley, Investor Relations, +1 (401) 392-7190

For Everi

Jennifer Hills, Investor Relations, Jennifer.hills@everi.com

(908) 723-5841

For Apollo

Noah Gunn

Global Head of Investor Relations

(212) 822-0540

IR@apollo.com

Joanna Rose

Global Head of Corporate Communications

(212) 822-0491

Communications@apollo.com